Suite 1230, 777 Hornby Street Vancouver, BC Canada, V6Z 1S4 Tel: (604) 694-0021 Fax: (604) 694-0063

September 25, 2012

Mr. Craig Arakawa
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Dear Mr. Arakawa:

Re:	Petaquilla Minerals Ltd. Form 20-F for the Fiscal Year Ended May 31, 2011 Filed September 12, 2011 Response Dated August 17, 2012 File No. 000-26296

Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responding to your letter dated September 11, 2012, relating to the above reference filing. The comments contained in the SEC Staff’s (“Staff”) letter and the Company’s responses are set forth below.

Form 20-F for the fiscal year ended May 31, 2011
Financial Statements
Note 27 – Deferred Revenue, page 114

SEC Comment:

1.	We note your response to our prior comment 2 that discusses your accounting for the Forward Gold Purchase Agreement with Deutsche Bank AG. We further note in your financial statements for the year ended May 31, 2012 you also entered into a Forward Silver Purchase Agreement with Deutsche Bank for which you recorded an embedded derivative in February 2012. Please tell us how you concluded the silver contract includes an embedded derivative when the gold contract appears to have similar terms but is accounted for as a normal sale with no embedded derivatives. Please clarify and compare the terms of these arrangements and explain how under ASC 815 they result in different accounting treatments.

Petaquilla’s Response:

In response to the Staff’s comment, although the terms of the agreements for the Forward Gold Purchase Agreement and the Forward Silver Purchase Agreement are generally similar, the prevailing spot price of silver upon execution of the Forward Silver Purchase Agreement was $35.57 per ounce compared to a floor and ceiling of $25 and $30 per ounce respectively. By contrast upon execution of the Forward Gold Purchase Agreement, the prevailing spot price of gold was $1,290 and the floor and ceiling were $875 and $1,290 respectively. Accordingly, accordance with the guidance in IAS 39 para AG 33(b), whereas the Company concluded that the Forward Gold Purchase Agreement was not “out-of-the-money” relative to the floor and ceiling, the opposite conclusion was reached for the Forward Silver Purchase Agreement. In such scenarios, the cap and floor is not considered to be closely related to the host contract and, therefore, needs to be separated and accounted for separate as an embedded derivative.

SEC Comment:

2.	We note your Form 6-K filed on July 17, 2012 discusses your intent to offer $210 million in secured notes. This Form 6-K also discusses your intent to “pay out the balance” of the gold and silver ounces remaining on the contracts. Please clarify whether your intent is to pay this out through physical delivery or through a cash settlement. To the extent you plan to pay out this balance in cash, please tell us how this was considered in your assessment of a normal sale under ASC 815-10-15-41.

Petaquilla’s Response:

In response to the Staff’s comment, the Company’s agreements on the gold and silver forward sales were dated August 17, 2010 and February 24, 2012 respectively. Since inception, the Company has met all its requirements for physical delivery under these agreements. The above noted financing, which was not contemplated at the time of entering into the above sales contracts, is primarily being undertaken to finance the development of the Company’s Lomero Poyatos deposit in Spain. It is foreseen that investors in the secured notes would desire to have security of these and other assets of the Company, which would not be possible without first settling the Company’s sales contracts with Deutsche Bank.

Moreover, although the Company intends to raise the above noted financing, a portion of which may be used to pay out the Company’s gold and silver forward purchase agreements, this is subject to a number of uncertainties including the availability of the amount of financing and at terms acceptable to the Company and whether Deutsche Bank will agree to accept cash settlement instead of physical delivery of the gold and silver ounces as required under the existing agreements. The Company has physically delivered ounces from the date of inception of these contracts to the current date. Until such time as the Company is successful in its efforts to raise the above noted financing and has reached a binding agreement with Deutsche Bank that permits settlement in cash, we believe the agreements continue to meet the “own use” or normal sale criteria in accordance with IAS 39. Although we have not re-evaluated this under ASC 815-10-15-41 since converting to International Financial Reporting Standards as issued by the IASB, the Company believes the result would be similar under these requirements as, given the uncertainty, settlement through physical delivery is still considered probable.

In connection to responding to your comments, the Company acknowledges that:

  the Company it is responsible for the adequacy and accuracy of the disclosure in the Filing;

  staff comments or changes to disclosure in response to staff comments and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience

Regards,

PETAQUILLA MINERALS LTD.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer